300 North LaSalle Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

November 24, 2009

VIA EMAIL AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549-3628

Attention:	Perry J. Hindin
Chanda DeLong

Re:	YRC Worldwide Inc. Registration Statement on Form S-4 File No. 333-162981 Schedule TO-I Filed November 9, 2009 File No. 005-36095

Ladies and Gentlemen:

YRC Worldwide Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-4 and an Amendment No. 1 to its Schedule TO (collectively, the “Amendments”).

On behalf of the Company, we are writing to respond to the comments raised in the letter from the staff of the Commission (the “Staff”) to me dated November 13, 2009. The responses below correspond to the captions and numbers of those comments (which are reproduced below). For your convenience, copies of the Amendments are enclosed.

Hong Kong	London	Los Angeles	Munich	NewYork	Palo Alto	San Francisco	Washington, D.C.

Securities and Exchange Commission

November 24, 2009

Schedule TO

1.	As we discussed in our telephone call on November 13, 2009, please amend the exchange offer to provide that the offer will be open at least through midnight on December 8, 2009, the twentieth business day.

Response: We have amended the exchange offers in the Amendments to provide that the exchange offers will be open through 11:59 p.m. on December 8, 2009.

Form S-4

Summary Offering Table

2.	We refer you to footnote 3 of the table. Please reconcile the second and last sentences of the footnote or provide additional clarifying language. In addition, we refer you to the fifth and sixth sentences. Please advise how the Company is permitted under the various indentures to not make the November 25, 2009 interest payment. In addition, if the Company ultimately determines to make such interest payment, please advise as to your understanding of the applicability of Exchange Act Rule 14e-1(b) and 13e-4(e)(3).

Response: After the commencement of the exchange offers on November 9, 2009, the Company made a determination not to make the November 25, 2009 interest payment due on the 3.375% contingent convertible senior notes due 2023 and the 3.375% net share settled contingent convertible senior notes due 2023 (collectively, the “3.375% Notes”). Revised disclosure has been made to footnote 3 in the Summary Offering Table and to the corresponding language in the answer to the question “What will I receive if I tender my old notes pursuant to the exchange offers and they are accepted?” in the “Questions and Answers About the Exchange Offers” section to reflect that the Company will not make this interest payment. We have deleted the language that refers to the consideration that the noteholders will receive if the Company makes the interest payment.

Under each of the indentures governing the 3.375% Notes, an event of default in respect of the November 25, 2009 interest nonpayment arises if the nonpayment continues for a period of 30 days. The Company currently intends to complete the exchange offers and to make the interest payment to holders of the 3.375% Notes that do not tender in the exchange offers within 30 days of November 25, 2009. The holders of the 3.375% Notes who tender in the exchange offers will receive the consideration set forth in the prospectus in respect of their accrued and unpaid interest.

Securities and Exchange Commission

November 24, 2009

Conditions to the Exchange Offers, page 68

3.	We note the disclosure in the first paragraph of this section where the Company states that it will not be required to accept for exchange old notes validly tendered pursuant to the exchange offers if certain listed conditions have not been satisfied, or are reasonably determined by the Company to have not been satisfied and, in the Company’s reasonable judgment, such failure makes it inadvisable to proceed with the exchange offers. As the bidder, the Company has the right to waive any listed exchange offer condition. However, if a condition is “triggered,” the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm the Company’s understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offers, the Company may be required to extend the offers and recirculate new disclosure to security holders. Please confirm the Company’s understanding in your response letter.

Response: The Company acknowledges that if a condition to the exchange offer is “triggered,” a waiver of the condition by failing to assert it would be tantamount to a waiver of the applicable condition, and the Company also acknowledges that depending on the materiality of the waived condition and the number of days remaining in the offers, the Company may be required to extend the offers and recirculate new disclosure to the security holders, pursuant to Rule 13e-4(e)(3).

4.	We note the language in the first whole paragraph on page 69, to the effect that “the failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time.” If an event triggers a listed offer condition, and the Company determines to proceed with the offer anyway, the Company has waived the offer condition. See our comment above with respect to the possible need to extend the offer and disseminate additional offer materials. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform target security holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding in your response letter.

Response: The Company acknowledges that if an event triggers a listed offer condition, and the Company determines to proceed with the offer anyway, the Company has waived the offer condition, and depending on the materiality of the waived condition and the number of days remaining in the offers, the Company may be required to extend the offers and recirculate new disclosure to the security holders, pursuant to Rule 13e-4(e)(3). If an offer condition is triggered

Securities and Exchange Commission

November 24, 2009

by events that occur during the offer period and before the expiration of the offer, the Company acknowledges that it should promptly inform target security holders how it intends to proceed, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

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Securities and Exchange Commission

November 24, 2009

The Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely,

/s/ Dennis M. Myers

Dennis M. Myers, P.C.